UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)
_________________________________________________________________
(Translation of Registrant’s Name Into English)

México
_________________________________________________________________
(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5
Av. Lázaro Cárdenas 2225
Col. Valle Oriente, San Pedro Garza García
Nuevo León, México
_________________________________________________________________
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Second Quarter 2013 Earnings

Monterrey, Mexico, July 24, 2013 – Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited results for the second quarter of 2013 today.1

Summary

OMA recorded solid results in the second quarter of 2013, with 11.1% growth of the sum of aeronautical and non-aeronautical revenues, 14.6% growth in Adjusted EBITDA2, and 18.2% growth in operating income. Consolidated net income increased 34.3% to Ps. 216 million. Total passenger traffic increased 5.6% to 3.2 million passengers.

The principal developments of the second quarter included:

▪
Terminal passenger traffic increased 5.6% to 3.2 million in 2Q13; domestic traffic increased 6.2%, and international traffic increased 1.5%. Nine of the 15 airlines at our airports grew traffic in the quarter.

▪	Seven new domestic routes and one new international route opened in the quarter.

▪
Aeronautical revenues increased 9.7%, principally as a result of the growth in passenger traffic, inflation adjustments, and the recognition in the maximum rate for the costs of maintenance of checked baggage screening.

_______________________________
1 Unless otherwise stated, all references are to the second quarter of 2013 (2Q13), and all percentage changes are with respect to the same period of the prior year.  The exchange rates used to convert foreign currency amounts were Ps. 13.0235 per U.S. dollar as of June 30, 2013 and Ps. 13.3762 as of June 30, 2012.
2 Adjusted EBITDA excludes the non-cash maintenance provision, construction revenue, and construction expense.  OMA provides a full reconciliation of Adjusted EBITDA in the corresponding section of this report; see also the Notes to the Financial Information

▪	Non-aeronautical revenues increased 15.7%.

▪	The sum of aeronautical and non-aeronautical revenues per passenger increased 5.2% to Ps. 237.2.

▪	Aeronautical revenues per passenger increased 3.8% to Ps. 178.4.

▪	Non-aeronautical revenues per passenger increased 9.6% to Ps. 58.8; this marks the 21st consecutive quarter of growth in non-aeronautical revenues.

▪	Adjusted EBITDA increased 14.6% to Ps. 405 million in 2Q13. The Adjusted EBITDA margin reached 53.2%, an increase of 160 basis points, reflecting OMA’s efforts to increase cash flow generation.

▪	Consolidated net income rose 34.3% to Ps. 216 million. Earnings per share were Ps. 0.54, or US$ 0.33 per American Depositary Share (ADS). The Return on Equity of the last 12 months was 16.2%.

▪	Capital expenditures were Ps. 145 million.

Operating Results

Passenger Traffic, Flight Operations, and Cargo Volumes

The total number of flight operations (takeoffs and landings) decreased 3.4% to 80,187 operations. Domestic flight operations decreased 3.0% and international operations decreased 5.8%.

Total passenger traffic increased 5.6% (+170,185 terminal passengers).

Traffic increased most in the Monterrey (+6.6%), Mazatlán (+13.0%), Chihuahua (+8.7%), Reynosa (+20.2%), and Acapulco (+9.1%) airports. Nine airlines had increases in passenger volumes. The Zihuatanejo (-4.0%), Zacatecas (-4.9%), and San Luis Potosí (-3.5%) airports had the largest decreases. (See Annex Table 1, Passenger Traffic for more detail.)

Of total passenger traffic, 86.9% was domestic, and 13.1% was international. Commercial aviation accounted for 97.6% of passenger traffic and general aviation 2.4%. Monterrey generated 50.0% of passenger traffic, Culiacán 9.2%, and Chihuahua 6.8%.

Domestic passenger traffic increased 6.2%.

Eleven airports had increases in domestic traffic. Monterrey (+7.3%) had increases principally on the routes to Mexico City and Toluca. Mazatlán (+15.5%) and Reynosa (+20.4%) increased traffic on their Mexico City routes; Chihuahua (+8.3%) increased traffic on the Guadalajara and Mexico City routes.

Zihuatanejo (-13.1%) had the largest decrease, with lower traffic on its Mexico City route.

Seven domestic routes opened and one closed during the quarter.

International passenger traffic increased 1.5%.

Six airports had increases in international traffic. The most significant increases were in Monterrey (+3.0%) with increases from the Chicago route and Mazatlán (+8.1%) with increases on the Phoenix route.

Seven airports had reductions in international passenger traffic, with the most significant decreases in Zihuatanejo (-15.1%) and San Luis Potosí (-9.4%), as a result of lower traffic on the Los Angeles and Houston routes, respectively.

One international route opened in the quarter, and four closed. Three of the four routes closed were in operation for less than one year.

Air Cargo volumes decreased 5.3%, principally as a result the end of operations by some freight consolidators last year.

Of total air cargo volume, 59.0% was domestic and 41.0% was international.

Non-Aeronautical and Commercial Operations

During 2Q13, 24 new retail, advertising, car rental, restaurant, federal zone access, and passenger services opened in our airports. The occupancy rate of our commercial space was 94% in 2Q13.

.

NH Terminal 2 Hotel Operations

The NH T2 hotel in the Mexico City International Airport had an average occupancy rate of 83.7% -- the second highest rate since starting operations -- as compared to 75.5% in 2Q12. The NH T2 hotel had the highest occupancy rate in the Mexico City airport hotel market in 2Q13, and a 17.6% market share.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 9.7% to Ps. 572 million. Domestic passenger charges increased 11.7% principally as a result of increased domestic traffic, inflation adjustments, and the recognition in the maximum rate of the costs for maintenance of checked baggage screening. International passenger charges increased 1.9%, as a result of an increase in passenger traffic. Other aeronautical services increased 10.1%, principally as a result of increases in leases, access rights, and complementary services. Aeronautical revenue per passenger increased 3.8% to Ps. 178.4.

Non-aeronautical revenues increased 15.7%, principally because of growth in revenues from the NH T2 hotel, OMA Carga, and retail and other leases, and checked baggage screening services.

•
NH T2 hotel revenues increased 10.4% to Ps. 42 million, principally as a result of a higher occupancy rate. Revenue per available room (RevPAR) was Ps. 1,278 in 2Q13, 14% higher than 2Q12. Room rentals were 79.3% of hotel revenues, food and beverages 17.0%, and other services 3.7%.

•
Cargo revenues increased 33.0% to Ps. 10 million in 2Q13. The increase in revenues reflects principally the re-composition of the cargo business and the increased volumes of ground traffic in the in-bond zones of the Monterrey and Chihuahua airports.

•	Restaurant revenues grew as a result of the opening of new restaurants in the Monterrey airport.

•
Other commercial services includes the increase from checked baggage screening services as well as increases in communication and network services from the installation of new antennas in the airports.

Monterrey contributed 40.3% of non-aeronautical revenues, the NH T2 hotel 22.3%, Mazatlán 4.8%, and Culiacán 4.1%.

Non-aeronautical revenues per passenger increased 9.6% to Ps. 58.8; non-aeronautical revenues per passenger have increased for 21 consecutive quarters. Non-aeronautical revenues per passenger, excluding the NH T2 hotel, increased 11.1% to Ps. 45.7.

Non-aeronautical revenues were 24.8% of total aeronautical and non-aeronautical revenues. In 2006, when OMA carried out its IPO, non-aeronautical revenues were only 18.7% of the total.

The Monterrey airport contributed 45.7% of the sum of aeronautical and non-aeronautical revenues (Ps. 761 million), Culiacán 7.9%, and Chihuahua 5.9%.

Construction revenues increased to Ps. 67 million; construction revenues represent the value of improvements to concessioned assets made during the quarter, and are equal to construction costs recognized, and do not generate either a gain or a loss. (See Notes to the Financial Information.)

Total revenues increased 14.7% to Ps. 828 million.

Costs and Operating Expenses

Total cost of services and general and administrative expenses, excluding the maintenance provision, construction costs, and hotel costs and expenses, increased 14.1%. The increase was principally the result of:

▪	Minor maintenance, which rose as a result of the investment in runways, buildings, parking, and checked baggage screening equipment.

▪	Payroll, which rose principally because of the increase in the Nuevo León payroll tax to 3% from 2%, which affects the corporate headquarters and Monterrey airport.

▪	The increased costs related to checked baggage screening equipment are expected to be recovered through payment for this service by the airlines, as well as through each airport’s maximum rate.

▪
Basic services expense decreased 2.8%, principally because of better electricity demand management, as an increase in the power factor, and reduction in electricity purchases in the Zacatecas airport, as a result of the operation of the solar generating pilot plant.

The airport concession tax increased 14.1% because of the growth in revenues. The technical assistance fee increased 4.7%, as a result of the increase in EBITDA.

Depreciation and amortization increased 7.3%, principally as a result of increased investments, including the expansion of the Culiacán airport.

Other expenses (revenues), net recorded an increase in net revenues principally from the gain on sale of land at the Monterrey airport which is neither part of the Master Development Plan nor required for the construction of a second runway.

As a result of the foregoing and the increase in construction costs, total costs and expenses increased 12.7% to Ps. 514 million in 2Q13. Construction costs are equal to construction revenues and do not generate any gain or loss.

Adjusted EBITDA and Operating Income

Adjusted EBITDA increased 14.6% to Ps. 405 million in 2Q13. The Adjusted EBITDA margin was 53.2%, an increase of 160 basis points over the prior year period, and reflects of OMA’s initiatives to increase cash flow. (See Notes to the Financial Information for additional discussion of Adjusted EBITDA.)

Operating income increased 18.2% to Ps. 314 million, and the operating margin was 37.9%.

Financing Expense and Taxes

Comprehensive financing expense was Ps. 45 million in 2Q13. The increase is principally the result of the increased level of financial expense as a result of higher debt levels and a loss from the change in the net present value of the maintenance provision.

The tax provision was Ps. 53 million, a decrease of 31.6% as compared to 2Q12. The reduction was principally the result of the use of various provisions that generated tax credits, affecting both cash income tax and deferred IETU tax.

Net Income

Consolidated net income was Ps. 216 million, an increase of 34.3%, and net income of controlling interest was Ps. 215 million, an increase of 34.6%. The increases were principally the results of higher operating income.

Earnings per share were Ps. 0.54, and earnings per ADS were US$0.33 per ADS. Each ADS represents eight Series B shares. (See Annex Table 3.)

Capital Expenditures

During 2Q13, capital expenditures were Ps. 145 million, including Master Development Plan (MDP) projects and strategic investments. Major maintenance, which is included in the MDP, was Ps. 64 million in 2Q13, and was a charge against the maintenance provision, reducing this long term liability. The most important investments during the second quarter were:

▪	Construction of a hangar for low cost carriers in Monterrey.
▪	Construction and rehabilitation of public-access roadways in the Monterrey airport.
▪	Construction of a perimeter security wall in the Acapulco airport.
▪	Improvements to the air conditioning systems in Tampico and Acapulco.
▪	Design, procurement and installation of a passenger jetway in Tampico.
▪	Rehabilitation of runway 03-21 in Ciudad Juárez.
▪	Application of asphaltic mortar on auxiliary runway 04-22 and rehabilitation of a section of runway 18L-36R in Chihuahua.
▪	Design, procurement and installation of two passenger jetways in Ciudad Juárez.
▪	Rehabilitation of the Torreón airport runway.
▪	Expansion of the commercial aviation platform, taxiway, and new commercial aviation zone at the San Luis Potosí airport.
▪	Rehabilitation of the Reynosa airport runway.

▪	Expansion and remodeling of the San Luis Potosí terminal building.
▪	Rehabilitation of the Mazatlán airport runway.
▪	Design, installation, and start of operations of remotely-monitored closed circuit TV systems for 12 airports.
▪	Construction of the service road, security station, and access barrier for the secure zone in the Durango airport.

Debt

The ratio of net debt to LTM Adjusted EBITDA was 0.58 as of June 30, 2013.

OMA’s term debt obligations are summarized below:

Cash Flow Statement

For the first six months of 2013, operating activities generated cash of Ps. 543 million compared to Ps. 535 million during 2012.

Investing activities, as presented in the cash flow statement, used cash of Ps. 86 million. In the first six months, OMA made investments of Ps. 264 million, principally under the MDP, that are recorded in the following accounts:  Ps. 133 million in the cash flow statement under investment in airport concessions, and a Ps. 131 million reduction in the maintenance provision, among others.

Financing activities generated an inflow of Ps. 484 million. During the second quarter, OMA paid a Ps. 400 million first installment of the capital reimbursement approved by the Annual Shareholders’ Meeting. Additional capital reimbursements totaling Ps. 800 million will be paid in four installments of Ps. 200 million on July 30, 2013, and no later than October 30, 2013, January 31, 2014, and April 30, 2014.

Cash increased Ps. 942 million in the first six months of 2013. The balance of cash and cash equivalents was Ps. 2,094 million as of June 30, 2013. (See Annex Table 4).

OMA has no exposure to any financial derivative instruments as of the date of this report.

Subsequent Events

Global Public Secondary  Share Offering:  On July 12, 2013, the global public secondary offering of 60 million Series B shares offered by Aeroinvest, S.A. de C.V., a subsidiary Empresas ICA, at a price of Ps. 40.00 per share and US$ 24.76 per ADS was closed. The underwriters also exercised their option to purchase an additional 9 million Series B shares. The Series B shares sold, including the overallotment option, totaled 69 million Series B shares and represent approximately 17.25% of OMA’s capital stock. All of the Series B shares and ADSs were sold by Aeroinvest, which received all the proceeds of the offering. The total number of outstanding OMA shares did not change. ICA retains the controlling interest in OMA through its ownership of OMA’s Series BB shares.

Agreement to develop a hotel in the Monterrey Airport: OMA signed an agreement with Grupo Hotelero Santa Fe (“GHSF”), a company that owns and operates hotels in Mexico, for the construction and operation of a hotel to be located in the Monterrey International Airport. OMA and GHSF created the company Consorcio Hotelero Aeropuerto de Monterrey, SAPI, to develop the project. It will be owned 85% by OMA’s subsidiary OMA Logística and 15% by Grupo Hotelero Santa Fe. GHSF will operate the hotel as a Hilton Garden Inn.

OMA (NASDAQ: OMAB; BMV: OMA) will hold its 2Q13 earnings conference call on July 24, 2013 at 1:30 pm Eastern time, 12:30 pm Mexico City time.

The conference call is accessible by calling 1-877-941-1427 toll-free from the U.S. or 1-480-629-9664 from outside the U.S. The conference ID is 4630168. A taped replay will be available through July 31, 2013 at 877-870-5176 toll free or + 1-858-384-5517, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

Annex Table 1

Annex Table 2

Liabilities and stockholder's equity					
Current liabilities					
Bank loans	250,000	550,000	-	(100.0)	(100.0)
Current portion of long-term debt	25,035	33,068	33,481	33.7	1.2
Current portion of long-term liabilities	154,976	145,577	116,582	(24.8)	(19.9)
Trade accounts payable	163,177	163,303	182,825	12.0	12.0
Taxes and acumulated expenses	188,031	185,954	250,358	33.1	34.6
Accounts payable to related parties	81,062	138,979	560,968	592.0	303.6
Capital reduction payable	-	-	331,867	n.a	n.a
Total current liabilities	862,282	1,216,881	1,476,081	71.2	21.3
Long term debt	1,500,225	1,505,141	2,985,068	99.0	98.3
Guarantee deposits	30,444	33,090	36,069	18.5	9.0
Employee benefits	56,374	70,321	75,718	34.3	7.7
Maintenance provision	351,992	417,729	405,315	15.1	(3.0)
Deferred taxes	484,932	351,292	490,331	1.1	39.6
Total liabilities	**3,286,248**	**3,594,454**	**5,468,581**	**66.4**	**52.1**
Capital Stock	3,897,168	3,897,168	2,697,168	(30.8)	(30.8)
Premium on share issuance	29,786	29,786	29,786	-	(0.0)
Retained earnings	1,600,688	2,075,659	2,515,905	57.2	21.2
Share repurchase reserve	404,774	404,774	404,774	-	-
Non-controlling interest in consolidated sub	7,980	8,569	14,371	80.1	67.7
Stockholders' equity	**5,940,395**	**6,415,956**	**5,662,004**	**(4.7)**	**(11.8)**
Total liabilities and stockholder's equity	**9,226,643**	**10,010,410**	**11,130,585**	**20.6**	**11.2**

See Notes to the Financial Information

Annex Table 3

Annex Table 4

Annex Table 5

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
For the six months ending on June 30, 2013 (thousand pesos)

	Number of Shares	Capital stock Nominal	Additional paid in capital	Retained earnings	Reserve for repurchase of shares	Labor Obligations	Non-controlling interest	Total stockholder's equity
Balance as of December 31, 2012	399,127,527	3,897,168	29,786	2,083,581	404,774	(7,923)	8,569	6,415,955
Capital Reduction		(1,200,000)						(1,200,000)
Increase in non-controlling interest							4,900	4,900
Net income (loss)				440,667	-	(431)	913	441,149
Balance as of June 30, 2013	399,127,527	2,697,168	29,786	2,524,248	404,774	(8,354)	14,382	5,662,004

See Notes to the Financial Information

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
For the six months ending on June 30, 2012 (thousand pesos)

	Number of Shares	Capital stock Nominal	Additional paid in capital	Retained earnings	Reserve for repurchase of shares	Labor Obligations	Non-controlling interest	Total stockholder's equity
Balance as of December 31, 2011	399,127,527	3,897,168	29,786	2,083,581	404,774	-	7,980	5,940,396
Dividend cancellation from share repurchase				13,038				13,038
Increase in non-controlling interest							25	25
Net income (loss)				469,855		(7,923)	564	462,496
Balance as of June 30, 2012	399,127,527	3,897,168	29,786	2,566,474	404,774	(7,923)	8,569	6,415,955

See Notes to the Financial Information

Annex Table 6

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Operating Results by Airport

Thousand passengers and thousand pesos

Monterrey	2Q12	2Q13	6M12	6M13
Total passengers	1,503.1	1,602.9	2,791.9	3,007.0
Total Revenues	325,070	371,870	614,233	696,971
Aeronautical services	251,095	271,935	450,070	497,632
Non- Aeronatical services	70,332	76,028	133,023	146,204
Construction services	3,643	23,907	31,140	53,135
Income from operations	31,833	57,905	57,788	107,075
EBITDA	55,217	91,083	103,840	172,289

Culiacán	2Q12	2Q13	6M12	6M13
Total passengers	290.5	295.6	553.5	575.4
Total Revenues	67,551	64,507	135,633	125,370
Aeronautical services	49,038	52,156	91,227	99,807
Non- Aeronatical services	6,287	7,741	12,350	15,776
Construction services	12,227	4,610	32,056	9,787
Income from operations	5,484	9,684	10,522	18,547
EBITDA	12,459	15,415	24,452	29,273

Chihuahua	2Q12	2Q13	6M12	6M13
Total passengers	199.5	216.9	386.0	408.2
Total Revenues	47,314	45,229	88,764	87,809
Aeronautical services	34,193	37,853	63,249	70,075
Non- Aeronatical services	6,622	7,130	12,707	13,703
Construction services	6,500	246	12,807	4,032
Income from operations	4,053	7,184	7,547	13,380
EBITDA	8,451	13,987	16,287	26,005

Ciudad Juárez	2Q12	2Q13	6M12	6M13
Total passengers	165.3	166.5	329	317.7
Total Revenues	32,479	34,403	63,417	63,145
Aeronautical services	27,788	28,093	52,812	52,071
Non- Aeronatical services	4,691	5,286	9,297	10,050
Construction services	-	1,024	1,308	1,024
Income from operations	3,230	5,331	6,167	9,921
EBITDA	9,785	11,511	19,253	21,374

Mazatlán	2Q12	2Q13	6M12	6M13
Total passengers	153.1	173.0	346.1	369.3
Total Revenues	37,055	44,865	84,907	94,681
Aeronautical services	25,929	34,594	61,856	71,481
Non- Aeronatical services	9,011	9,109	18,703	17,954
Construction services	2,114	1,163	4,348	5,246
Income from operations	3,452	7,000	7,824	14,647
EBITDA	8,995	11,999	18,667	24,080

Acapulco	2Q12	2Q13	6M12	6M13
Total passengers	125.8	137.2	279	300
Total Revenues	27,153	31,144	65,760	84,226
Aeronautical services	23,437	26,153	52,682	55,991
Non- Aeronatical services	3,715	4,991	8,515	10,216
Construction services	-	-	4,562	18,019
Income from operations	2,497	13,036	5,886	18,663
EBITDA	9,267	19,664	19,191	31,556

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

Adjusted EBITDA: OMA defines Adjusted EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization minus construction revenue plus construction expense and maintenance provision. Adjusted EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies. Adjusted EBITDA is not defined under IFRS or U.S. GAAP, and may be calculated differently by different companies.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from third parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from third party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Airport Concession Tax (DUAC):  This tax, the Derecho de Uso de Activos Concesionados, is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Checked Baggage Screening:  During 2012, OMA began to operate checked baggage screening in its 13 airports in order to increase airport security and in compliance with the requirements of the Civil Aviation General Directorate (DGAC). This screening uses the latest technology and is designed to detect explosives in checked baggage. The cost of maintenance of the screening equipment is considered a regulated activity and will be recovered through the maximum rates, while the operational aspects are assessed as a non-regulated service charge. In accordance with the Civil Aviation Law and the regulations issued by the DGAC, the primary responsibility for damages and losses resulting from checked baggage lies with the airline. Notwithstanding the foregoing, OMA may be found jointly liable with the airline through a legal proceeding if and when all of the following elements are proven: a) occurrence of an illegal act, b) caused by the willful misconduct or bad faith of the airport, and c) related to or occurring during the baggage screening undertaken by the airport.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

Employee Benefits: IFRS 19 (modified) “Employee Benefits” requires that cumulative actuarial gains and losses from pension obligations be recognized immediately in comprehensive income. These gains and losses arise from the actuarial estimates used for calculating pension liabilities as of the date of the financial statements.

IAS 34 “Interim Financial Reporting”:  This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

International Financial Reporting Standards (IFRS): Financial statements and other information are presented in accordance with IFRS and their Interpretations. The financial statements for the year ended December 31, 2010 were the last statements prepared in accordance with Mexican Financial Reporting Standards.

Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s estimates of the disbursements it need to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the second five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

NH T2 hotel: The NH hotel in Terminal 2 of the Mexico City International Airport.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include commercial services such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto): are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on actual numbers.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Technical Assistance Fee:  This fee is charged as the higher of US$3.0 million per year or 5% of EBITDA before technical assistance. The operating results of the NH T2 hotel are not included in calculating the airport concession tax or the technical assistance fee.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

Analyst Coverage: In accordance with the regulations of the Mexican Stock Exchange, the analysts who cover OMA are:

Barclays – Benjamin Theurer	JP Morgan – Fernando Abdalla
BBVA Bancomer – Pablo Abraham	Merrill Lynch – Sara Delfim
Citigroup - Stephen Trent	Morgan Stanley – Nicolai Sebrell
Credit Suisse – Vanessa Quiroga	Santander – Rogelio Urrutia
GBM – Luis Willard	Scotia Capital – Rodrigo Echegaray
HSBC – Francisco Suárez	Vector – Marco Montañez
Itaú – Vivian Salomón

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at
▪ ▪ ▪	Website: Twitter: Facebook:	http://www.oma.aero http://twitter.com/OMAeropuertos http://www.facebook.com/pages/OMA/137924482889484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: July 25, 2013